Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 5, 2017

Notice is hereby given that an Annual General Meeting (the "Meeting") of Shareholders of Silicom Ltd. (the "Company") will be held at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on Monday, June 5, 2017, at 14:00 Israel time.

The Company is an Abroad Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1. To consider and act upon a proposal to re-elect Mr. Yeshayahu ('Shaike') Orbach to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2020, and until his successor has been duly elected.

2. To consider and act upon a proposal to approve the grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") and in compliance with the Company's compensation policy which was re-approved by the Company’s shareholders on June 8, 2016 (the "Compensation Policy") and the Compensation Policy Caps (as defined below) to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors.

3. To consider and act upon a proposal to approve the grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Caps to Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer.

4. To consider and act upon a proposal to approve the grant of 25,000 Restricted Stock Units of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Caps to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors.

5. To consider and act upon a proposal to approve the grant of 25,000 Restricted Stock Units of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Caps to Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer.

6. To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2017, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

7. To review the Company's Financial Statements and Annual Report for the year ended December 31, 2016, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 3, 2017 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

Date: April 28, 2017	By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu ('Shaike') Orbach Yeshayahu ('Shaike') Orbach Director, President and Chief Executive Officer